EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2022	2021
Net Income	$21.5	$18.9
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$21.5	$18.9

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	15,972	14,994
Dilutive Effect of Stock Options and Restricted Stock (000’s)	4	2
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	15,976	14,996
Earnings Per Share – Basic	$1.35	$1.26
Earnings Per Share – Diluted	$1.35	$1.26